10 July 2009

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

SIGNIFICANT GOLD INTERCEPTS AT PIGIBO PROSPECT

HIGHLIGHTS

- **Gold assay results received for 18 reverse circulation holes drilled at the Pigibo Prospect. Significant down-hole intercepts includes:**
  - **RC1785** **22m @ 3.40g/t Au from 98m**
  - **RC1790** **47m @ 2.84g/t Au from 63m**
  - **RC1792** **27m @ 4.64g/t Au from 93m**
  - **RC1794** **28m @ 8.54g/t Au from 30m** (includes 2m @ 60.1g/t from 43m)
  - **RC1796** **21m @ 3.43g/t Au from 71m**
- **Mineralisation occurs over approximately 600 meters along strike and remains open at depth.**

PIGIBO

Reverse circulation drilling at the Pigibo Prospect, Simberi Island, continued the on-going testing of the area of the previously published Inferred Resource of 2.1Mt @ 1.1g/t Au for 74Koz Au (see Allied Gold Limited Annual Report 2006). The current drill results confirm that the Pigibo deposit is likely to increase in size from previously stated resource numbers. The intercepts being reported are predominantly in oxide and transitional material types and the results give the company confidence to undertake infill grade control drilling right away with a view to immediately advancing mine planning to allow the commencement of near term mining of the deposit.

The Pigibo Prospect is centred 800 metres west of the Pigiput Deposit (Figure 1) which is currently the subject of a sulphide resource drill-out programme and scoping study (as outlined in Allied Gold Ltd press release dated 15 June 2009). Both deposits wholly occur within ML136, the mining lease on Simberi Island, owned 100% by Allied Gold Limited.


PIGIBO & PIGIPUT DEPOSITS
LOCATION PLAN HOLES DRILLED
JUNE QTR 2009
ML135
Simberi Island
Pigibo
Pigiput
Botlu South
0
125
250
metres
209,000 mN
208,500 mN
43,500 mE
44,000 mE
44,500 mE
Holes Drilled June Qtr 2009
Previous Drilling
5m Contours
Pit Outline
HaulRoad

Figure 1 Pigibo - Pigiput Prospects - Collar locations of holes drilled prior to (grey) and during (blue) June Qtr 2009

To date in 2009, reverse circulation (RC) drilling consisting of 29 holes for 3,289 metres has been completed on 11 north-south sections 50m apart, testing the Pigibo Prospect over approximately 600m of strike length. The results for the first 11 holes, RC1770 to RC1780, were announced in the Allied Gold Ltd March 2009 Quarterly Report and included notable gold intersections of:

- 36m at 2.28g/t gold from 41m in RC 1770, including 6m at 4.21g/t gold from 68m
- 11m at 2.22g/t gold from 71m in RC1771, including 3m at 4.66g/t gold from 78m
- 15m at 2.85g/t gold from 74m in RC1773
- 36m at 1.41g/t gold from 48m in RC1774
- 14m at 2.31g/t gold from 68m in RC1776, including 3m at 6.22g/t gold from 71m
- 15m at 2.68g/t gold from 60m in RC1777

More recent drill hole intercepts defined by a 1.0 g/t assay cut-off and including those highlighted in this release are presented in Table 2 (appended). Diamond core drilling is being used with 2 holes completed and one in progress (Figure 2) to verify the geological interpretation and to confirm that the intercepts are approximately true width.


PIGIBO DEPOSIT
HOLES DRILLED & ASSAYS RECEIVED
JUNE QTR 2009
N
0
125
250
metres
209,250 mN
209,000 mN
208,750 mN
208,500 mN
43,250 mE
43,500 mE
SDH028
RC1784
RC1787
RC1790
RC1785
RC1782
RC1781
RC1788
RC1791
RC1792
RC1793
RC1797
SDH025
RC1795
RC1796
Holes Drilled - Assays Received
Holes Drilled - Assays Pending
Previous Drilling
Proposed Pit Outline
Haul Road
5m Contours
Creeks

Figure 2 Pigibo Prospect - Collars and projected traces of holes drilled in June Qtr 2009

Gold mineralization is associated with arsenian pyrite and slightly elevated copper values (average 169ppm) and otherwise low base metals levels, similar to the upper parts of the Pigiput Deposit. Host rocks are predominantly tuffs with minor porphyritic intermediate intrusive. Amongst samples in holes RC1781 to RC1798 with gold assays greater than or equal to 1g/t, approximately 50% occur in oxide, 20% in transition and 30% in sulphide. Bottle roll tests will be undertaken on the RC drill chips to determine the cyanide leacheability of the gold in the transition and sulphide materials.

RC drilling in 2009 at the Pigibo Prospect has improved section-to-section continuity of two main sub-parallel zones of gold mineralization as illustrated in Figure 3 and Figure 4 below. Drilling is continuing with the objective of defining the extent of the mineralisation by the end of the September 2009 quarter.


Before 2009 Drilling
75m
After 2009 Drilling
75m

Figure 3 Pigibo Prospect– Plan view showing projected gold grade shells used for planning, before and after 2009 RC drilling (holes drilled to end June Qtr 2009)


RC1777
RC1792
Base of Oxidation
≤ 0.50
≤ 1.00
≤ 2.00
≤ 3.00
≤ 4.00
≤ 5.00
> 5.00
Pigibo Prospect
Section 43700mE
75 metres

Figure 4 Pigibo Section 43700mE, looking west, showing RC1777 (drilled Mar '09 Qtr) and RC1792 (drilled Jun '09 Qtr) against predictive grade shells used for planning purposes. RC1792 is presently being twinned and extended by a core hole. Approximate base of oxidation is indicated by brown line.

Table 1 Pigibo Prospect – Section 43700mE - Down hole intercepts for RC holes drilled 2009, illustrated on section in Figure 4 (defined using same criteria as that described for **Table 2** below).

Hole ID	TIG North	TIG East	RL (m)	Dip/Azim	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1777	208881.8	43703.2	248.0	-60°/180	0.0	120.0			
					8.0	13.0	5.0	2.43	OX
					21.0	23.0	2.0	3.01	OX
					50.0	56.0	6.0	1.91	OX
					60.0	75.0	15.0	2.68	OX
				incl	***69.0***	***71.0***	***2.0***	***4.56***	***OX***
					78.0	97.0	19.0	2.29	OX
				incl	***80.0***	***82.0***	***2.0***	***3.99***	***OX***
RC1792	208951.9	43704.1		***and***	***89.0***	***91.0***	***2.0***	***5.88***	***OX***
			234.3	-60°/180	0.0	120.0			
					0.0	2.0	2.0	1.08	OX
					25.0	33.0	8.0	1.47	OX, TR
					93.0	120.0	27.0	4.64	OX, TR
				incl	***101.0***	***103.0***	***2.0***	***9.51***	***TR***
				and	***106.0***	***109.0***	***3.0***	***6.90***	***OX, TR***

APPENDIX DRILL HOLE INTERCEPT REPORT PIGIBO PROSPECT

Table 2 Pigibo Prospect - Down Hole Intercepts – June Qtr 2009

Hole ID	TIG North	TIG East	RL (m)	Dip/Azim	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1781	208921.9	43409.1	229.2	-60°/180	0.0	120.0			
					15.0	18.0	3.0	1.11	OX
					21.0	29.0	8.0	1.85	OX
					61.0	63.0	2.0	1.40	SU
					87.0	92.0	5.0	1.43	SU
					95.0	96.0	1.0	4.13	SU
					99.0	101.0	2.0	1.33	SU
					105.0	107.0	2.0	1.00	SU
RC1782	208957.2	43400.7	231.9	-60°/180	0.0	120.0			
					47.0	50.0	3.0	1.52	OX, TR
					91.0	97.0	6.0	4.16	SU
				incl	***91.0***	***92.0***	***1.0***	***6.43***	***SU***
				and	***96.0***	***97.0***	***1.0***	***11.8***	***SU***
					116.0	120.0	4.0	3.79	SU
				incl	***117.0***	***119.0***	***2.0***	***5.96***	***SU***
RC1783	208996.7	43398.9	232.3	-60°/180	0.0	120.0			
					80.0	82.0	2.0	2.30	SU
					86.0	90.0	4.0	2.24	TR, SU
				incl	***86.0***	***87.0***	***1.0***	***5.44***	***SU***
RC1784	208997.3	43453.2	232.5	-60°/180	0.0	120.0			
					22.0	30.0	8.0	1.19	SU
					64.0	78.0	14.0	1.19	TR, SU
					91.0	96.0	5.0	1.05	SU
					106.0	111.0	5.0	1.27	SU
RC1785	208992.0	43597.9	238.5	-60°/180	0.0	120.0			
					61.0	66.0	5.0	1.25	TR, SU
					80.0	83.0	3.0	2.24	OX
					87.0	93.0	6.0	1.49	TR, SU
					98.0	120.0	22.0	3.40	TR, SU
				incl	***104.0***	***106.0***	***2.0***	***4.39***	***TR***
				and	***112.0***	***120.0***	***8.0***	***5.93***	***SU***
				incl	***114.0***	***117.0***	***3.0***	***10.6***	***SU***
RC1786	208913.2	43651.4	253.6	-60°/180	0.0	120.0			
					20.0	22.0	2.0	1.18	OX
					57.0	59.0	2.0	1.38	TR
					79.0	80.0	1.0	5.38	SU
					109.0	114.0	5.0	4.41	OX, SU
				incl	***112.0***	***114.0***	***2.0***	***9.44***	***SU***
RC1787	208996.1	43499.0	244.3	-60°/180	0.0	120.0			
					0.0	3.0	3.0	1.14	OX
					24.0	26.0	2.0	1.10	TR
					28.0	30.0	2.0	1.08	SU
					82.0	102.0	20.0	2.01	OX, SU
				incl	***83.0***	***86.0***	***3.0***	***3.64***	***OX***
				and	***94.0***	***97.0***	***3.0***	***3.17***	***SU***

Hole ID	TIG North	TIG East	RL (m)	Dip/Azim	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1788	208913.5	43603.5	239.0	-60°/180	0.0	101.0			
					10.0	17.0	7.0	1.29	OX
					29.0	31.0	2.0	2.71	TR
					82.0	87.0	5.0	4.48	TR, SU
				incl	***85.0***	***86.0***	***1.0***	***16.0***	***TR***
					95.0	101.0	6.0	5.18	TR
				incl	***95.0***	***99.0***	***4.0***	***5.85***	***TR***
RC1789	208996.9	43549.4	242.9	-60°/180	0.0	83.0			
					6.0	17.0	11.0	1.18	OX, SU
					35.0	39.0	4.0	1.17	SU
					65.0	83.0	18.0	2.34	SU
				incl	***72.0***	***74.0***	***2.0***	***3.97***	***SU***
				and	**76.0**	**78.0**	**2.0**	**4.53**	**SU**
				and	***81.0***	***83.0***	***2.0***	***4.01***	***SU***
RC1790	208998.6	43544.8	242.4	-60°/180	0.0	120.0			
					9.0	14.0	5.0	1.65	OX, TR
					53.0	57.0	4.0	1.00	SU
					59.0	61.0	2.0	1.23	SU
					63.0	110.0	47.0	2.84	SU
				incl	***76.0***	***91.0***	***15.0***	***4.34***	***SU***
				incl	***83.0***	***86.0***	***3.0***	***5.78***	***SU***
				and	***96.0***	***99.0***	***3.0***	***4.33***	***SU***
				and	***102.0***	***104.0***	***2.0***	***3.65***	***SU***
					115.0	120.0	5.0	2.07	SU
RC1791	208958.1	43649.7	241.3	-60°/180	0.0	120.0			
					14.0	24.0	10.0	3.12	OX
				incl	***15.0***	***16.0***	***1.0***	***8.26***	***OX***
					53.0	58.0	5.0	1.52	OX
					91.0	92.0	1.0	2.85	SU
					102.0	107.0	5.0	1.33	OX, TR
					115.0	120.0	5.0	2.56	OX
RC1792	208951.9	43704.1	234.3	-60°/180	0.0	120.0			
					0.0	2.0	2.0	1.08	OX
					25.0	33.0	8.0	1.47	OX, TR
					93.0	120.0	27.0	4.64	OX, TR
				incl	***101.0***	***103.0***	***2.0***	***9.51***	***TR***
				and	***106.0***	***109.0***	***3.0***	***6.90***	***OX, TR***
				and	***113.0***	***117.0***	***4.0***	***9.75***	***OX***
RC1793	208956.9	43748.4	229.7	-60°/180	***0.0***	***120.0***			
					64.0	69.0	5.0	7.14	OX
				incl	***65.0***	***68.0***	***3.0***	***9.84***	***OX***
				and	***66.0***	***68.0***	***2.0***	***11.9***	***OX***
					73.0	77.0	4.0	3.95	TR
				incl	***75.0***	***76.0***	***1.0***	***9.12***	***TR***
					79.0	83.0	4.0	2.50	TR
				incl	***79.0***	***81.0***	***2.0***	***3.78***	***TR***

Hole ID	TIG North	TIG East	RL (m)	Dip/Azim	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1794	208920.6	43801.7	230.7	-60°/180	0.0	120.0			
					16.0	22.0	6.0	1.65	OX
					30.0	58.0	28.0	8.54*	OX
				incl	***31.0***	***37.0***	***6.0***	***5.75***	***OX***
				and	***43.0***	***45.0***	***2.0***	***60.1***	***OX***
				and	***47.0***	***52.0***	***5.0***	***7.47***	***OX***
					61.0	66.0	5.0	3.44	OX
				incl	***63.0***	***65.0***	***2.0***	***5.83***	***OX***
* UNCUT					77.0	81.0	4.0	1.70	OX, TR
RC1795	208884.6	43859.2	228.6	-60°/180	0.0	120.0			
					7.0	10.0	3.0	1.55	OX
RC1796	208902.0	43903.7	228.7	-60°/180	0.0	104.0			
					25.0	31.0	6.0	1.98	OX
					36.0	44.0	8.0	2.23	OX
				incl	***38.0***	***41.0***	***3.0***	***3.38***	***OX***
					53.0	69.0	16.0	2.49	OX
				incl	***55.0***	***57.0***	***2.0***	***3.19***	***OX***
				and	***59.0***	***62.0***	***3.0***	***4.65***	***OX***
					71.0	92.0	21.0	3.43	OX
				incl	***73.0***	***74.0***	***1.0***	***5.49***	***OX***
				and	***77.0***	***80.0***	***3.0***	***3.15***	***OX***
				and	***85.0***	***89.0***	***4.0***	***9.39***	***OX***
				incl	***86.0***	***89.0***	***3.0***	***11.0***	***OX***
				incl	***86.0***	***88.0***	***2.0***	***13.0***	***OX***
RC1797	208949.0	43797.4	222.4	-60°/180	0.0	120.0			
No significant intercepts									
RC1798	208847.8	43791.6	214.9	-60°/180	0.0	120.0			
					15.0	22.0	7.0	1.12	TR
					32.0	40.0	8.0	1.84	OX,TR
					43.0	56.0	13.0	1.99	TR
				incl	***45.0***	***47.0***	***2.0***	***2.88***	***TR***
				and	***53.0***	***54.0***	***1.0***	***5.79***	***TR***

NOTE: Down hole intercepts are determined using a cut-off of 1.0 g/t Au and minimum 2m length. Such intercepts may include material below cut-off but no more than 2 sequential meters of such material and except where the average drops below the cutoff. Selvage is only included where its average grade exceeds 1.0g/t. Using the same criteria for included sub-grade, supplementary cutoffs of 2.5g/t , 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole.

The limit of detection for gold by fire assay using a 50g charge at ALS is <0.01 g/t. A sample, with a reported below detection grade, is assigned a grade of half the detection limit, in this case 0.005 g/t. Duplicates, inserted for QC purposes, are not averaged. In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade.

Where reported, Ag grade is its weighted average over the same intervals as those defined by the Au intercepts. The Ag detection limit is 0.2g/t and is determined by Aqua Regia digest of a 0.5g charge followed by ICP AES analysis.

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman

<u>For enquiries in connection with this release please contact:</u>

Allied Gold Limited

Office of the Executive Chairman
+61 8 9353 3638 phone
+61 8 9353 4894 fax

Corporate Office
Frank Terranova – CFO
+61 7 3252 5911 phone
+61 7 3252 3552 fax

Board of Directors:

Mark Caruso
Executive Chairman & CEO

Monty House
Non Executive Director

Tony Lowrie
Non Executive Director

Greg Steemson
Non Executive Director

Frank Terranova
Executive Director & CFO

Peter Torre
Company Secretary

ASX Code: ALD
AIM Code: AGLD

Principal Office

34 Douglas Street
Milton, Queensland 4064

Telephone +61 7 3252 5911
Facsimile +61 7 3252 3552
Email info@alliedgold.com.au

Website: www.alliedgold.com.au

Postal Address

PO Box 2019, Milton 4064
Registered Office

Unit B9, 431 Roberts Road
Subiaco, WA 6008

Share Registry

Computershare Investor Services
Level 2,
Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia
WA 6000

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr P. R. Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Davies consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

BACKGROUND

Allied Gold is a gold production company having commissioned its 100 percent owned Simberi Oxide Gold Project in February 2008. The project is situated on the northern most island of the Tabar Islands Group, located in the New Ireland Province of eastern Papua New Guinea some 60 kilometres north-west of the Lihir Gold Project, which hosts a plus 40 million ounce gold resource and is well placed in the Pacific Rim of Fire (one of the worlds proven and most prospective gold jurisdictions) see diagram.

Simberi currently hosts Measured Indicated and Inferred mineral resources of approximately 4.7 million ounces of gold. Allied Gold currently owns 100% of Simberi and 100% of the EL on the nearby Tatau and Big Tabar islands. During 2008 Allied entered into a $20 million farm-in to Allied Gold's exploration licence over Big Tabar and Tatau Island. Barrick will earn in 50% once it incurs A$8.0M and 70% once a total of $20.0M is incurred. Until these specific milestones are achieved, Allied Gold retains 100% of the EL on these islands.

Allied's strategy is to add to the gold inventory on Simberi Island by defining additional resources and conversion of these and known resources into reserves with a view to expanding annualised gold production from current levels of around 84,000 ounces.


ALLIED GOLD
LIHIR >40Moz
GRASBERG >52Moz
FRIEDA RIVER 9Moz
WILD DOG
PANGUNA 16Moz
PAPUA NEW GUINEA
SOLOMON ISLANDS
OK TEDI 10Moz
PORGERA >22Moz
WAFI 5Moz
TOLUKUMA
MISIMA 5Moz
GOLD RIDGE >2Moz
VATUKOULA >8Moz
Tonga Trench
North Fiji Fracture Zone
VANUATU
New Hebrides Trench
FIJI
MT KASI
Major crustal structures
Major gold or copper-gold deposits (Pacific Rim)